Mail Stop 3561

August 18, 2008

Vadim Degen, Chief Executive Officer
Zuhldorfer Strasse 1D
Bergfelde 16562 Hohen Neuendorf
Oberhavel, BB, Germany

> **Re:** **Digital Direct Corp.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2008**
> **File No. 333-152569**

Dear Mr. Degen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Outside Front Cover Page

1. Please state prominently on the front cover page of your prospectus the fact that your auditors have issued a going concern opinion.

Our business, page 5

2. You state that you are developing a website for your online store, which will be located at www.digitaldirect.com. This website appears to be currently in use by another entity. Considering this is the primary means by which you will be operating your business,

please confirm that you own this URL or please revise to disclose your plans to acquire a URL.

Financial Statements, page 33

3. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Item 17, Undertakings, pages 43-45

4. Please review and amend the Undertakings section to apply to this offering. For example, undertakings A(4) and (C) refer to underwriters and an underwriting agreement. Further, undertakings (A)(5) and (6) and D(1) and(2) appear to be duplicative and not applicable to your offering. Please revise or advise.

Signatures, page 46

5. Please revise your signature page. Your registration statement is currently signed only by the registrant. Your principal executive officer, principal financial officer, principal accounting officer and at least a majority of the board of directors must also sign the registration statement separately in their capacities as officers or directors. Please see the instructions under the Signatures section of Form S-1.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ramin M. Olson, Staff Attorney, at (202) 551-3331, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad Lysiak, Esq.
Via Facsimile